UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No.16) *

Given Imaging Ltd.
(Name of Issuer)
Ordinary Shares
(Title of Class of Securities)

2797140
(CUSIP Number)
Yaron Elad Elron Electronic Industries Ltd. The Triangular Tower, 42nd Floor 3 Azrieli Center, Tel Aviv 6702301 Israel Tel: +972 3 6075555
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 20, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) RDC Rafael Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) CO

Page 2 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) DEP Technology Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,662,110
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,662,110
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,662,110
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.1%
14.	Type of Reporting Person (See Instructions) CO

Page 3 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elron Electronic Industries Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 9,464,820
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 43.0% (1)
14.	Type of Reporting Person (See Instructions) CO

(1)  Includes 4,719,528 Ordinary Shares that are owned by Discount Investment Corporation Ltd. ("DIC"), which Elron Electronic Industries Ltd. ("Elron") may be deemed to share voting power of, and to beneficially own, as a result of a voting agreement between Elron and DIC described in Item 6 of Amendment No. 1 on Schedule 13D/A previously filed with the Securities and Exchange Commission by the Reporting Persons with respect to Given Imaging Ltd.

Page 4 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Discount Investment Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☒
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) CO

*
Does not include 2,297 Ordinary Shares which are held for members of the public through mutual funds which are managed by a subsidiary of Epsilon Investment House Ltd. ("Epsilon"), an indirect subsidiary of DIC (the "Epsilon Shareholding"). The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 5 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) CO

*	Does not include the Epsilon Shareholding. The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 6 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) CO

*	Does not include the Epsilon Shareholding. The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 7 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the Epsilon Shareholding. The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 8 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the Epsilon Shareholding. The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 9 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the Epsilon Shareholding. The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 10 of 14 pages

SCHEDULE 13D/A

CUSIP NO. 2797140

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of funds (See Instructions) Not Applicable
5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 14,184,348 *
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 14,184,348 *
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,184,348 *
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒**
13.	Percent of Class Represented by Amount in Row (11) 43.0%
14.	Type of Reporting Person (See Instructions) IN

*	Does not include the Epsilon Shareholding. The Reporting Person disclaims beneficial ownership of the Epsilon Shareholding.

**	Excludes the Epsilon Shareholding.

Page 11 of 14 pages

This Amendment No. 16 on Schedule 13D/A (the “Amendment”) amends and supplements to the extent specified herein the Statement on Schedule 13D, as amended, with respect to the ordinary shares, par value New Israeli Shekel 0.05 per share (the “Ordinary Shares”), of Given Imaging Ltd. (the “Issuer”), previously filed by RDC Rafael Development Corporation Ltd. (“RDC”), DEP Technology Holdings Ltd. (“DEP”), Elron, DIC, IDB Development, IDB Holding Corporation Ltd. (“IDB Holding”), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (“the Reporting Persons”) with the Securities and Exchange Commission (the “Statement”) . Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with an increase of the outstanding Ordinary Shares which caused the percent of the Ordinary Shares held by the Reporting Persons to decrease by more than 1%.

The following amends and supplements Items 2 and 5 of the Statement

Item 2.     Identity and Background

 (a), (b) and (c):    The Reporting Persons.

The following information in this Item 2 amends the information previously provided in Item 2 of the Statement. See the Statement for additional information provided in Item 2 of the Statement that is not being amended.

As of December 20, 2013:

Shelly Bergman owned (through a wholly-owned company) approximately 3.1% of the outstanding shares of IDB Holding.

The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) RDC, (ii) DEP, (iii) Elron, (iv) DIC, (v) IDB Development and (vi) IDB Holding are the same as set forth in Schedules A, B, C, D, E and F, respectively, attached to amendment No. 14 of the Statement filed with the Securities and Exchange Commission on December 2, 2013, and incorporated herein by reference, except that:

(1) Mrs. Hadar Udler, a director of Elron, ceased to be a corporate secretary of  IDB Development and IDB Holding, her present address is 21/A Shoham Street, Tel-Aviv 6935928, Israel and her present principal occupation is a director of Elron, (2) Mr. Gideon Lahav ceased to be a director of DIC and (3) Mr. Ari Raved ceased to be a vice president of IDB Development.

 (d)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of RDC, DEP, Elron, DIC, IDB Development and IDB Holding as set forth above has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as follows:

In February 2010, the Supreme Court of Israel reversed, in appeal proceedings initiated by the prosecution in December 2004, the acquittal of DIC, several past executive officers of DIC and one of its other officers by the Tel Aviv District Court in November 2004 in appeal proceedings initiated by them in June 2002, and reinstated their conviction by the Tel Aviv Magistrate’s Court back in February 2002, of criminal offenses under the Israeli Securities Act, 1968, regarding the inclusion of a misleading detail in DIC’s annual and quarterly financial statements in order to mislead a reasonable investor by not attaching the financial statements of certain companies to DIC’s financial statements in respect of the financial reporting periods from 1990 through the first quarter of 1995 filed with the Tel Aviv Stock Exchange and the Israeli Registrar of Companies. In April 2010, the Supreme Court imposed on DIC a fine penalty of NIS 800,000 (then approximately $215,900). None of the activities underlying the legal proceedings described above, which activities ended in May 1995, relate to or involve the Issuer or its business in any way.

(e)           None of the Reporting Persons or, to the knowledge of the Reporting Persons, any director or executive officer of RDC, DEP, Elron, DIC, IDB Development and IDB Holding as set forth above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Page 12 of 14 pages

Item 5.     Interest in Securities of the Issuer

As of December 20, 2013:

RDC owned directly 2,662,110 Ordinary Shares, or approximately 8.1% of the outstanding Ordinary Shares. RDC shares the power to vote and dispose of these Ordinary Shares.

DEP may be deemed beneficial owner of, and to share the power to vote and dispose of, these 2,662,110 Ordinary Shares.

Elron owned directly 6,802,710 Ordinary Shares, or approximately 20.6% of the outstanding Ordinary Shares. Elron shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 2,662,110 Ordinary Shares owned by RDC.  Also, by reason of a voting agreement between Elron and DIC dated September 29, 2003, as described in Item 6 of Amendment No. 1 to the Statement, Elron shares the power to vote 4,719,528 Ordinary Shares owned by DIC. As a result of the foregoing, Elron may be deemed beneficial owner of a total of 14,184,348 Ordinary Shares, constituting approximately 43.0% of the outstanding Ordinary Shares.

DIC owned directly 4,719,528 Ordinary Shares, or approximately 14.3 % of the outstanding Ordinary Shares. DIC shares the power to vote and dispose of these Ordinary Shares, and may also be deemed to share the power to vote and dispose of the 9,464,820 Ordinary Shares owned by RDC and Elron, or a total of 14,184,348 Ordinary Shares, constituting approximately 43.0% of the outstanding Ordinary Shares. DIC disclaims beneficial ownership of all the Ordinary Shares held by RDC and Elron.

IDB Development, IDB Holding and the Reporting Persons who are natural persons may each be deemed beneficial owner, and to share the power to vote and dispose, of an aggregate of 14,184,348 Ordinary Shares held by RDC, Elron and DIC, or approximately 43.0% of the outstanding Ordinary Shares. Each of IDB Development, IDB Holding and the Reporting Persons who are natural persons disclaims beneficial ownership of all the Ordinary Shares held by RDC, Elron and DIC.

The Issuer advised the Reporting Persons that on December 20, 2013, there were 32,952,857 outstanding Ordinary Shares. The percentages of the outstanding Ordinary Shares set forth above are based on this number.

Information provided to the Reporting Persons indicates that as of December 20, 2013, none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP and RDC owned Ordinary Shares, except as follows:

Mr. Arie Mientkavich, Chairman of the boards of directors of RDC and Elron and vice Chairman of the board of directors of IDB Holding, owned (i) 13,635 Ordinary Shares, and (ii) options to purchase from the Issuer 35,000 Ordinary Shares at a price of $29.42 per share, 10,000 Ordinary Shares at a price of $16.00 per share and 10,000 Ordinary Shares at a price of $11.55 per share, all of which are exercisable immediately. These securities were granted to Mr. Mientkavich in respect of his service as director of the Issuer.

None of the Reporting Persons purchased or sold any Ordinary Shares during the 60 days ending on December 20, 2013.

Information provided to the Reporting Persons indicates that none of the executive officers and directors of IDB Holding, IDB Development, DIC, Elron, DEP or RDC purchased or sold any Ordinary Shares during the 60 days ending on December 20, 2013.

Page 13 of 14 pages

SIGNATURE

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Date: December 30, 2013	RDC RAFAEL DEVELOPMENT CORPORATION LTD.
DEP TECHNOLOGY HOLDINGS LTD.
ELRON ELECTRONIC INDUSTRIES LTD.
DISCOUNT INVESTMENT CORPORATION LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: DISCOUNT INVESTMENT CORPORATION LTD. (signed)
BY: ______________________________

Michel Dahan and Kurt Keren, authorized signatories of Discount Investment Corporation Ltd., for itself and on behalf of RDC Rafael Development Corporation Ltd., DEP Technology Holdings Ltd., Elron Electronic Industries Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to agreements annexed as Exhibits 2 through 10 to Amendment No. 5 to the Statement.

Page 14 of 14 pages